Mail Stop 3561

August 4, 2006

Mr. Abraham Pierce, Chief Executive Officer
Modena 3, Inc.
162 M Homestead Avenue
Manchester CT 06040

> **Re:** **Modena 3, Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended**
> **January 31, 2006**
> **File No. 0-50495**

Dear Mr. Pierce:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended October 31, 2005

Independent Auditor's Report, page 16

1. The audit report covers the period from inception (November 18, 2003) to October 31, 2005 for the statements of operations, equity and cash flows. However, it does not cover the twelve months ending October 31, 2005 or 2004 for these financial statements. Please revise the audit report to cover inception (November 18, 2003) to October 31, 2005 and the twelve months ending October 31, 2005 and 2004 for the statements of operations, equity and cash flows. In

addition, revise the report to cover the balance sheet at October 31, 2004. Also, revise to provide a report that is both signed and titled.

Item 8A. Controls and Procedures, page 25

2. You refer to Rules 13a-14 and 15d-14 instead of Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise to refer to the rules that are relevant to your company.

3. The disclosure in Item 8A should state, if true, that your president concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to your management, including your president, to allow timely decisions regarding required disclosure.

4. You state, "There have been no significant changes in the Company's "internal controls"… subsequent to the date the Company carried out its evaluation." Please note that Item 308(c) of Regulation S-B requires you to disclose any change in the small business issuer's "internal control over financial reporting" since the small business issuer's "last fiscal quarter" that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting. Please revise your disclosure accordingly.

Form 10-QSB for Fiscal Quarter Ended January 31, 2006

Item 3. Controls and Procedures, page 12

Evaluation of Disclosure Controls and Procedures

5. You refer to Rules 13a-14 and 15d-14 instead of Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise to refer to the rules that are relevant to your company.

6. We note your statement regarding the evaluation of your disclosure controls and procedures, "within 90 days prior to the filing date of this report." Note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period covered by the report." Please revise your disclosure accordingly.

7. Revise to clarify, if true, that your certifying officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and also that such information is accumulated and communicated to your management, including your certifying officer, to allow timely decisions regarding required disclosure.

Change in Internal Controls

8. Revise this disclosure to comply with Item 308(c) of Regulation S-B. Also, you state, "there were no such control actions with regard to significant deficiencies and material weaknesses." Revise to clarify the meaning of this disclosure as it appears to imply your internal controls over financial reporting had significant deficiencies and material weaknesses.

Interim Financial Statements

9. We note that the Form 10-QSB for the fiscal quarter ended April 30, 2006 has not been filed. Please file all reports due immediately.

Closing Comments

As appropriate, please amend your filing and respond to these comments no later than August 28, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies